Exhibit (a)(1)(F)

From: stockadmin@merunetworks.com
Sent:             ,           , 2012   :     AM/PM
To: Eligible Employee
Subject: Stock Option Exchange Program Deadline Approaching

Our records show you have not made an election to participate in the Stock Option Exchange Program. This email is to remind you that [tomorrow], August 22, 2012 at 9 p.m., Pacific Time, is the final deadline to complete and submit an election to participate in the Stock Option Exchange Program. If you wish to tender your Eligible Options in exchange for New Options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on July 26, 2012, you must log in to the Stock Option Exchange Program website at https://merunetworks.equitybenefits.com and follow the directions on it to make a timely election.

There are no exceptions to this deadline so we encourage you not to wait until the last day to make your election if you wish to participate. To log in to the Stock Option Exchange Program website use your company email address and enter the temporary password provided to you in the email announcing the launch of the Stock Option Exchange Program. Once you have logged in, you will be prompted to customize your password. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Your participation in the Stock Option Exchange Program is completely voluntary. You are not obligated to participate in the Stock Option Exchange Program. Any eligible options you elect not to tender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact: optionexchange@merunetworks.com.